UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-15226

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Management Pension & Benefits Committee, as administrator of the Encana (USA) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) RETIREMENT PLAN

Date: June 16, 2016	By:	/s/ Michael Williams
	Name:	Michael Williams
	Title:	Chair, Management Pension & Benefits Committee

Encana (USA) Retirement Plan

Financial Statements

and

Independent Auditors’ Report

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Pension & Benefits Committee

Encana (USA) Retirement Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Encana (USA) Retirement Plan, formerly known as the Encana (USA) 401(k) Plan (the “Plan”), as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Encana (USA) Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Management Pension & Benefits Committee

Encana (USA) Retirement Plan

Page Two

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 16, 2016

Denver, Colorado

ENCANA (USA) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

		December 31,
		2015	2014
Assets
Investments, at fair value
Mutual funds		$119,027,996	$127,859,799
Common collective trust funds		97,617,703	87,917,764
Common stock		10,467,515	25,611,406

Total investments, at fair value		227,113,214	241,388,969

Receivables
Participant loans receivable		2,714,979	2,289,264
Other receivable	(Note 1)	2,096,347	—

Total receivables		4,811,326	2,289,264

Net assets available for benefits		$231,924,540	$243,678,233

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Investment income (loss)
Net depreciation in fair value of assets		$(19,032,465)
Dividend income		2,721,816
Interest income from participant loans		108,236

Total investment loss		(16,202,413)

Contributions
Employer		19,268,550
Employee		12,964,244
Rollover		3,349,945

Total contributions		35,582,739

Deductions
Participant withdrawals and benefit payments		33,092,170
Administrative fees		138,196

Total deductions		33,230,366

Net decrease before transfers in from other plans		(13,850,040)
Transfers in from other plans	(Note 1)	2,096,347

Net decrease		(11,753,693)

Net assets available for benefits
Beginning of year		243,678,233

End of Year		$231,924,540

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor. Effective January 1, 2014 (“Effective Date”), the Plan Sponsor is Encana Services Company Ltd. (the “Company”). Prior to the Effective Date, Alenco Inc. was the Plan Sponsor. All employees of Encana Services Company Ltd. (U.S. Branch) and Encana Oil & Gas (USA) Inc. are eligible to participate in the Plan. Eligibility to participate begins with the first day of the month coincident with or following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Board of Directors of the Company administers the Plan. Effective March 14, 2014, Principal Financial Group (“Principal”) serves as trustee, manages Plan assets and maintains the Plan’s records. Principal offers Plan participants a variety of investment options. Individual accounts are invested in the various investment options at the direction of the participants. Prior to March 14, 2014, Great-West Life & Annuity Insurance Company served as the trustee.

The Plan was amended and restated as of December 31, 2015. Amendments to the Plan include the merger of the Athlon 401(k) Plan into the Plan.

B) Transfers

Athlon Energy Inc. was acquired by the Company’s affiliate, Alenco Acquisition Company, Inc., in 2014 and the Athlon 401(k) Plan merged into the Plan on December 31, 2015. The amount transferred to the Plan was $2,096,347 and is included as other receivable in the Statement of Net Assets Available for Benefits and as a transfer in the Statement of Changes in Net Assets Available for Benefits. These assets were received by the Plan in January 2016.

C) Contributions

Participants may make before-tax and after-tax contributions up to 75%, effective January 1, 2015, of their annual compensation not to exceed limits by the Internal Revenue Service (“IRS”), which are adjusted annually by the Secretary of Treasury for inflation. Prior to January 1, 2015, the participants could make before-tax and after-tax contributions up to 30% of their annual compensation not to exceed limits by the IRS. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of compensation, which is invested in Encana Corporation common stock. In addition, the Company will make a contribution of 8% of compensation, invested at the direction of the participants.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

D) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

E) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are vested in the Company’s 8% contribution after three years of service.

F) Participant Loans Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear an interest rate between 4.25% to 4.50%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the loan is requested. The loans mature at various dates through 2030. Principal and interest is paid ratably through payroll deductions. Participant loans are recorded in the financial statements at amortized cost plus accrued interest.

G) Payments of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance or annual installments over a life annuity. For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution. Accounts with balances less than $1,000 may be immediately distributed upon a distribution event. Benefits are recorded as distributions to participants when paid.

H) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. In addition, forfeitures may occur when participants contribute above the annual maximum contribution amount; thus, the amount gets repaid to the participant, causing a forfeiture of those additional contributed funds. Forfeitures can be used to pay Plan expenses or reduce employer contributions. As of December 31, 2015 and 2014, forfeiture balances were $34,033 and $76,069, respectively. For the year ended December 31, 2015, $108,023 of forfeitures were used to reduce employer contributions, $96,780 of forfeitures were used to reduce administrative expenses and $79,041 of forfeitures were reallocated to participants’ accounts.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

I) Valuation of Investments and Income Recognition

Investments are recorded at fair value or net asset value (“NAV”) for common collective trust fund as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

J) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

K) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

L) Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On December 31, 2015, the Company adopted the following accounting standards updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

ASU 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. The update eliminates requirements to measure fair value and present related fair value measurement disclosures for certain investments using the net asset value per share (or its equivalent) practical expedient within the fair value hierarchy. Instead, the Plan would be required to include those investments to permit reconciliation of the fair value measurement disclosures to the line items presented in the statement of net assets available for benefits. ASU 2015-07 has been applied retrospectively, as required.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

ASU 2015-12. “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”. The three-part update simplifies the accounting and disclosure requirements for employee benefit plans. Part I of this update designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of this update eliminates requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. Net appreciation or depreciation is still required to be presented in the aggregate. Part III of this update does not apply to the Plan. ASU 2015-12 has been applied retrospectively, as required.

2. Fair Value Measurements

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily net asset values that are directly observable in the marketplace by market participants. These investments are classified as Level 1 investments.

Common collective trust funds:

The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts (“PSAs”). The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year. The stable value fund seeks to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.

These investments are valued at the NAV of the units held by the Plan. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Common stock:

Investments in common stock are valued at its closing price reported on the active market on which the securities are traded on the last business day of the year. These investments are classified as Level 1 investments.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2015 and 2014.

Assets at fair value as of December 31, 2015 are as follows:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	119,027,996	—	—	119,027,996
Common collective trust funds - measured at net asset value*	—	—	—	97,617,703
Common stock	10,467,515	—	—	10,467,515

Total	$129,495,511	$—	$—	$227,113,214

Assets at fair value as of December 31, 2014 are as follows:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	127,859,799	—	—	127,859,799
Common collective trust funds - measured at net asset value*	—	—	—	87,917,764
Common stock	25,611,406	—	—	25,611,406

Total	$153,471,205	$—	$—	$241,388,969

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

3. Income Taxes

The Plan obtained a favorable opinion letter, dated June 23, 2014, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income tax have been included in the Plan financial statements.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

6. Party-in-Interest

Certain Plan investments are shares of Encana Corporation’s common stock. As the Company is the sponsoring entity of the Plan, these transactions qualify as party-in-interest transactions.

7. Concentration of Investments

As of December 31, 2015 and 2014, the Plan held $23,679,388 and $25,099,607 in the Vanguard Institutional Index INSTL respectively, which was approximately 10% of total investments for each reporting period. The nets assets available for benefits would be sensitive to any changes in the value of the Vanguard Institutional Index INSTL. The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks and would be subject to stock market risk, which is the chance that stock prices overall will decline.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

8. Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits per the Financial Statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per Financial Statements	$231,924,540	$243,678,233
Adjustment from contract value to fair value for fully benefit-responsive contracts included in the common collective trust fund NAV	36,532	147,019

Net assets available for benefits per Form 5500	$231,961,072	$243,825,252

The following is a reconciliation of the net decrease in assets available for benefits before transfers per the Financial Statements to the Form 5500 for the year ended December 31, 2015:

Net decrease before transfers in from other plans per Financial Statements	$(13,850,040)
Add – Change in the adjustment from contract value to fair value for fully benefit-responsive contracts included in the common collective trust fund NAV	(110,487)

Net income – per Form 5500	$(13,960,527)

The accompanying Financial Statements present the stable value fund, a common collective trust fund, at NAV; NAV includes indirect investments of fully benefit-responsive contracts measured at contract value. The Form 5500 requires these embedded fully benefit-responsive investment contracts in the common collective trust fund to be presented at fair value using valuation methodologies appropriate for each underlying investment contract. Therefore, the adjustment from contract value to fair value for the fully benefit-responsive investment contracts represents a reconciling item.

9. Subsequent Events

The Plan has evaluated all subsequent events through the auditor’s report date, which is the date the financial statements were available to be issued. There were no significant subsequent events that required recognition or disclosure in the financial statements except for the item below:

As a result of a reduction of the Plan Sponsor’s workforce in 2016 and 2015, the Plan will experience a partial plan termination as defined by ERISA in 2016. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting in the employer’s 8% contribution is required for the affected participants, but the remaining participants’ vesting continues to be determined according to the plan provisions.

All affected employees who were participants in the Plan would be fully vested in their account balances at the date of the partial plan termination.

SUPPLEMENTAL SCHEDULE

ENCANA (USA) RETIREMENT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2015

Employer Identification Number: 90-1021013

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Vanguard Institutional Index INSTL	Mutual Fund	$23,679,388
	Vanguard Windsor II Fund – Admiral	Mutual Fund	$17,087,555
	DFA U.S. Small Cap	Mutual Fund	$16,557,974
	PIMCO Total Return Instl	Mutual Fund	$16,487,793
	Harbor International Fund Instl	Mutual Fund	$13,474,245
*	Principal Large Cap Growth I Inst	Mutual Fund	$11,064,538
*	Principal Real Estate Secs Inst	Mutual Fund	$6,424,775
	DFA International Small Company Fund Inst	Mutual Fund	$3,708,421
*	Principal Bond Market Ind Inst	Mutual Fund	$3,010,039
*	Principal Mid Cap S&P 400 Index Inst	Mutual Fund	$2,408,929
	T. Rowe Price Inst Emerging EQ	Mutual Fund	$2,208,513
*	Principal Intl EQ Ind Inst	Mutual Fund	$1,007,518
	PIMCO Global Bond (Unhedged) Instl	Mutual Fund	$961,674
*	Principal Small Cap S&P 600 Index Inst	Mutual Fund	$946,634

	Total mutual funds		119,027,996

**	Principal Trust Target 2025 Fund	Common Collective Trust Fund	$14,088,913.05
**	Principal Stable Value Inst FD+	Common Collective Trust Fund	$13,861,845.93
**	Principal Trust Target 2045 Fund	Common Collective Trust Fund	$12,053,467.70
**	Principal Trust Target 2020 Fund	Common Collective Trust Fund	$11,614,161.71
**	Principal Trust Target 2040 Fund	Common Collective Trust Fund	$10,537,911.05
**	Principal Trust Target 2035 Fund	Common Collective Trust Fund	$9,820,623.86
**	Principal Trust Target 2050 Fund	Common Collective Trust Fund	$8,932,922.46
**	Principal Trust Target 2030 Fund	Common Collective Trust Fund	$8,480,229.19
**	Principal Trust Target 2015 Fund	Common Collective Trust Fund	$3,549,218.84
**	Principal Trust Target 2055 Fund	Common Collective Trust Fund	$3,031,714.85
**	Principal Trust Target 2060 Fund	Common Collective Trust Fund	$688,127.60
**	Principal Trust Target 2010 Fund	Common Collective Trust Fund	$542,142.45
**	Principal Trust income Fund I	Common Collective Trust Fund	$416,424.31

	Total common collective trust funds		97,617,703

*	Encana Corporation common stock	Common Stock	$10,467,515

	Total common stock		10,467,515

*	Participant loans receivable	4.25% – 4.50% with maturities through 2030, collateralized by participant vested balances	$2,714,979

	Total loans receivable		2,714,979

			$229,828,193

*	Party-in-interest
**	Party-in-interest. Current value is reported as net asset value

Form 11-K Exhibit Index

Exhibit No.

23.1	Consent of EKS&H LLLP.